EMPLOYMENT AGREEMENT

EFFECTIVE DATE:	April 25 2011

PARTIES:	Multiband Corporation
9449 Science Center Drive
	New Hope, Minnesota 55428	(“Company”)

Steven Bell
P.O. Box 7
Navarre, MN 55392

(“Executive”)

RECITALS:

A.           Company is engaged in the specialized and highly competitive business of innovative communication, data and entertainment technologies to bring added value and convenience to its customers.  Serving businesses and consumers nationwide, the Company integrates a wide range of services, including high speed internet, local-long distance telephone service,  and digital cable television and related activities.

B.           Company and Executive desire to continue Executive’s employment by the Company under the terms and conditions stated in this Agreement.

AGREEMENTS:

NOW, THEREFORE, in consideration of the mutual promises herein contained, Executive and Company agree as follows:

ARTICLE 1
EMPLOYMENT OF EXECUTIVE

1.1           Employment.  Subject to the other provisions of this Agreement, Company hereby agrees to employ Executive to serve as its Chief Financial Officer and General Counsel, and Executive hereby agrees to employment with Company for a term commencing on the effective date of this Agreement and ending December 31, 2014, and automatically renewing thereafter for 12-month periods, unless terminated by either party under the provisions of Section 3.1.  During his employment, Executive agrees to serve as a member of Company’s Board of Directors.

1.2           Duties.

(a)
Executive agrees, during his employment, to devote his reasonable, full-time  efforts to the business of Company.  Executive shall perform those duties and responsibilities that are reasonably and customarily associated with the position of Chief Financial Officer of Company.  Subject to the provisions of this Agreement, Executive shall be granted such powers and authority as are reasonably and customarily associated with his position; and

(b)
Executive shall, at all times during his employment with Company comply with Company’s reasonable standards, regulations and policies as determined or set forth by the Chief Executive Officer of Company from time to time and as applicable to executive employees of Company.  Executive shall report to, and be subject to the direction of, the  Company’s Chief Executive Officer.

1.3           Outside Activities. Company acknowledges and agrees that from time to time Executive may serve as a member of the Board of Directors of one or more business or nonprofit entities other than Company; provided, however, that Executive shall provide Company’s Board of Directors with information about each proposed directorship, including time required by such directorship, whether such directorship may involve conflicts of interest with Company or its interests, and any other factors Executive considers material respecting such directorship.  Company’s Board of Directors shall promptly consider all submissions by Executive pursuant to this Section 1.3. Company’s Board of Directors may request in good faith that Executive not accept a particular directorship, or more than a specific number of directorships, or that Executive resign from a particular directorship, and Executive agrees to honor such requests.  Company acknowledges the relationships and activities set forth on Attachment A.

ARTICLE 2
COMPENSATION AND BENEFITS

2.1           Salary.  Executive’s annual salary, which shall be paid by Company in accordance with Company’s payroll cycle, shall be the gross amount of three hundred fifteen thousand dollars( $315,000) per year, less withholding for taxes, FICA and any other deductions required by law or authorized by Executive.  Such salary shall annually be subject to adjustment as the CEO of the Company may determine. However, Executive’s annual salary shall not be lower than $315,000. without Executive’s consent.

2.2           Incentive Awards.  Subject to the provisions of Article 3, for the period beginning on the effective date of this Agreement and ending on December 31, 2011, and for each year thereafter during which Executive is employed by Company pursuant to this Agreement, Executive shall be eligible to earn a Short Term Incentive award and a Long Term Incentive Award (collectively “Incentive Awards”), each in an amount up to 50% of Executive’s aggregate base salary for such Performance Period, with 50% of such Awards being based on objective criteria established by the CEO and 50% being based on the CEO’s subjective evaluation of Executive’s performance.  The Incentive Awards shall be awarded and paid as soon as practicable, following completion of Company’s audited financial statements for the Performance Period in question.  Incentive Awards shall be a part of each renewal period of this Agreement after the expiration of the Agreement’s initial term.  In the event that Executive’s employment terminates pursuant to Section 3.1(b), (e) or (g), Executive shall be paid Incentive Awards,  to the extent earned or awarded, for the number of full calendar quarters (if fewer than four) during which Executive is employed by Company.  Such partial-year Awards shall be based on that pro rata portion of Executive’s then current annual salary which is paid through the date during the calendar quarter during which Executive is employed, and the percentage performance goal achievement for the portion of the calendar year ending on such termination date.  Any such partial-year Awards shall be paid as soon as practicable, following calculation of the amount thereof, after the termination of Executive’s employment pursuant to Section 3.1(b), (e) or (g).

2.3           Benefits.  In addition to cash compensation, Executive shall receive such benefits as are made available to executive officers of Company in the discretion of Company’s Board of Directors, subject to Executive satisfying any eligibility requirements respecting such benefits.  Such benefits may include but are not limited to health insurance, dental insurance, 401(k), defined contribution pension plan, disability plans and deferred compensation agreements.  Company is not obligated to provide or continue any of these benefits to executive officers of Company, and may, without any prior notice, discontinue any such benefit already provided or as may be provided in the future, in the discretion of Company’s Board of Directors; provided, however, that Executive shall not be singled out for exclusion from any plan available to other executive officers of Company.

2.4           Vacation.  Executive shall be entitled to paid vacation each year in accordance with Company policies established by the Board of Directors from time to time.

2.5           Expenses.  During the term of this Agreement, Executive shall be entitled to prompt reimbursement by Company for all reasonable, ordinary and necessary business related expenses (including without limitation, out-of-pocket, office-related expenses, travel, entertainment and long distance telephone charges) incurred by Executive (in accordance with the policies and procedures established by Company from time to time) in the performance of his duties and responsibilities under this Agreement; provided, however, that Executive shall properly account for such expenses in accordance with federal, state and local tax requirements and Company’s policies and procedures. Executive will also continue to receive his current car allowance of $1,000.per month.

2.6   Retention Bonus: Executive shall be paid a one-time retention bonus of one hundred thousand dollars, $100,000., payable in January 2012 in consideration for Executive extending his services with the Company beyond December 31, 2011.

2.7 Change in control: In the event of Employer experiencing a “Change in Control” as defined below leading to Executive’s termination, all deferred and/or other compensation due to Employee under this Agreement; including but not limited to severance pay, stock options, stock grants, incentive awards, cash bonuses of any kind and nature shall be immediately due and payable upon the date of the “Change in Control.” In the case of any stock options and/or grants previously awarded to Executive, these stock options and/or grants shall accelerate in vesting and immediately vest in full upon a “Change in Control” as defined below.

                  a. For purposes of this Agreement, "Change of Control" shall mean: (1) a merger or consolidation to which the Company is a party if the individuals and entities who were shareholders of the Company immediately prior to the effective date of such merger or consolidation have, immediately following the effective date of such merger or consolidation, beneficial ownership (as defined in Rule 13d-3 under the
         Securities Exchange Act of 1934) of less than fifty percent (50%) of the total combined voting power of all classes of securities issued by the surviving corporation for the election of directors of the surviving corporation (for purposes of this clause, a Change in Control will occur even if the individuals or entities acquiring more than fifty percent (50%) of the total combined voting power through the merger or consolidation were shareholders of the Company immediately prior to the merger or consolidation); (2) the acquisition of the direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of securities of the Company representing, in the aggregate, fifty-one percent (51%) or more of the total combined voting power of all classes of the Company's then issued and outstanding securities by any person or entity or by a group of associated persons or entities acting in concert who were not shareholders on the date hereof; (3) the sale of substantially all of the properties and assets of the Company to any person or entity which is not a wholly-owned subsidiary of the Company; or (4) the shareholders of the Company approve any plan or proposal for the liquidation of the Company.

Executive shall not be entitled to any change or  accelerated vesting of compensation in the event of a change in control not leading to Executive’s terminaton.

ARTICLE 3
TERMINATION

3.1           Events of Termination.  Executive’s employment:

(a)	May be terminated by mutual written agreement of the parties.

(b)	Shall terminate immediately upon the death of Executive.

(c)	Except as otherwise provided in subparagraphs (iii) and (iv) and (v) below, may be terminated immediately by Company upon written notice to Executive for “Cause,” which shall mean the following:

(i)	Commission of (I) a felony, (II) a crime involving moral turpitude, or (III) an act or omission involving dishonesty, disloyalty or fraud;

(ii)	Conduct that has brought or could, in the judgment of the Board of Directors, reasonably be expected to bring Company into substantial public disgrace or disrepute;

(iii)
Substantial failure to perform duties in accordance with this Agreement, or as reasonably directed by the CEO and which are consistent with Executive’s position of, or responsibilities as, Chief Financial Officer, which, if capable of being cured, is not cured, in the judgment of the Board of Directors, by Executive within 30 days following written notice thereof sent by or on behalf of the Board of Directors;

(iv)
Violation of any material Company policy, which, if capable of being cured, is not cured in the judgment of the CEO, by Executive within 30 days following written notice thereof sent by or on behalf of the Board of Directors; or

(v)
A material violation of this Agreement, which, if capable of being cured, is not cured, in the judgment of the CEO, by Executive within 30 days following written notice thereof sent by or on behalf of the CEO.

(d)	May be terminated by Executive on 30 days’ written notice from Executive to the CEO.

(e)
May be terminated without cause by Company on 180 days’ written notice sent to Executive by or on behalf of the Board of Directors.  In the event of termination of Executive’s employment pursuant to this Section 3.1(e), and assuming Executive’s compliance with the provisions of Section 3.3 and Articles 4 and 5 of this Agreement, Executive shall be entitled to receive severance pay in the form of salary continuation of his then base salary from the effective date of Executive’s termination through the lesser of 36 months or the remaining term of Executive’s employment under this Agreement.

(f)
May be terminated by Company immediately upon written notice to Executive if Executive is disabled (meaning that Executive is unable to perform the essential functions of his position with or without reasonable accommodation that is not an undue hardship to Company for a period of 90 days during any 12 consecutive month period).

For purposes of paragraphs (e) and (g) above, the phrase “remaining term of his employment” shall mean the  period commencing  April 25, 2011, if termination of Executive occurs prior to January 1, 2015, and shall mean the calendar year during which termination of Executive’s employment occurs, thereafter.

3.2           Compensation Upon Termination of Executive’s Employment.  In the event that Executive’s employment with Company terminates other than pursuant to Section 3.1(b), (e) or (g), the following provisions shall govern as applicable:

(a)	If termination occurs pursuant to Section 3.1(a), the agreement of the parties shall control; and

(b)	If termination occurs pursuant to Section 3.1(c), (d), or (f), all benefits and compensation shall terminate as of the termination date.

All payments made to Executive under Section 3.1(e) or (g) or this Section 3.2 shall be reduced by amounts required to be withheld in accordance with federal, state and local laws and regulations in effect at the time of payment.

3.3           Return of Company Property.  In the event of termination of Executive’s employment, all corporate documents, records, files, credit cards, computer disks and tapes, computer access card, codes and keys, file access codes and keys, building and office access cards, codes and keys, materials, equipment and other property of Company that are in Executive’s possession shall be returned to Company at its principal business office within five days after the date of termination of Executive’s employment.  Executive may copy, at Executive’s expense, documents, records, materials and information of Company only with Company’s express written permission.

ARTICLE 4
CONFIDENTIAL INFORMATION

4.1           Definition.  “Confidential Information” as used in this Article 4 means information that is (i) not known to the general public and (ii) proprietary to Company and material to Company’s business, or that Company is obligated to treat as proprietary, including information related to Company’s subsidiaries and affiliated corporations.  Confidential Information shall include, without limitation:

(a)	Trade secret information about Company and its products and services;

(b)
“Inventions, plans and ideas” mean any discoveries, ideas, plans and improvements (whether or not they are in writing or reduced to writing or embodied solely in practices of Company) or works of authorship (whether or not they are or can be patented, copyrighted or reduced to another form of property right) that Executive makes, authors, or conceives (either alone or with others) and that:  concern Company’s business or Company’s research or development or planning that can be demonstrated to relate to Company’s then-current business and any planned business which Company is actively exploring; or result from any work Executive performs for Company; or use Company’s trade secret information; or are developed on Company’s time;

(c)	Customer Lists;

(d)	Information concerning Company’s business, research, product and service development, or business plans of every kind and nature; and

(e)
Information concerning Company’s volumes, pricing, the terms on which it does business, and any other information that Company reasonably considers or treats as Confidential Information, or that Executive actually knows or reasonably should know that Company considers or treats as Confidential Information, will be presumed to be Confidential Information (whether Executive or others originated it and regardless of how Executive obtained it).

4.2           Use Prohibited.  Except as required in his duties to Company, Executive will never knowingly, either during or after his employment by Company, use or disclose Confidential Information to any person not authorized by Company to receive it, excluding Confidential Information (i) which becomes publicly available through a source other than Executive, (ii) which is made public by Company, (iii) which is received by Executive after termination of this Agreement from a source who did not obtain the information directly or indirectly from Company and who was not, to Executive’s knowledge, bound by a confidentiality obligation to Company, (iv) as to which disclosure thereof Company has consented to in writing, or (v) which Executive is compelled to disclose in any judicial or administrative proceeding.

Promptly upon termination of Executive’s employment with Company, Executive will turn over to Company all records, documents, materials and any compositions, articles, devices, apparatus and other items that disclose, describe or embody Confidential Information, including all copies and reproductions thereof, in Executive’s possession, regardless of who prepared them.

4.3           Violation by Executive.  Violation of Section 4.2 by Executive shall subject Executive to those legal and equitable remedies of Company set forth in Article 6.  In addition, Company may seek a restraining order, injunctive relief, and cease making severance payments to Executive until the matter of Executive’s breach of Article 4 is determined.  If it is determined by the final, nonappealable order of a court of competent jurisdiction that Executive has breached Article 4, Company shall be relieved of further severance payments to Executive, and Executive shall repay to Company all severance payments previously received.

ARTICLE 5
COMPETITIVE ACTIVITIES PROHIBITED

5.1           Restrictive Covenants.  Executive agrees that during his employment with Company and for a period of  36 months after his employment with Company terminates (regardless of whether Executive’s employment terminated voluntarily or involuntarily) Executive will not alone, or in any capacity with another firm, individual or person:

(a)	Directly or indirectly engage in any commercial activity that competes with the business of Company, or any affiliate of Company (“Affiliate”).

(b)
Directly or indirectly solicit or do business in competition with Company with any customer or prospective customer of Company or any Affiliate at the termination of Executive’s employment with whom Executive had personal contact within the 12 months preceding his termination.

(c)	In any way interfere or attempt to interfere with Company’s or any Affiliate’s relationships with any of its then-current customers, suppliers, vendors or investors.

(d)	Employ or attempt to employ any of Company’s or any Affiliate’s employees in any competitive capacity.

For purposes hereof, the term “Affiliate” shall mean any person or entity controlling Company or under common control with Company, whether as a result of common ownership or through contractual arrangements.  Without limiting the foregoing, Affiliates shall include entities that have management agreements with Company or any other Affiliate, entities of which Company or any Affiliate is the general partner or a managing partner and any entity in which Company or any Affiliate has a substantial (10% or greater) investment interest and engaged in a business substantially similar to that of Company.  Subject to the express provisions of this section, for purposes hereof, the term “control” shall be interpreted in the same manner as under the Securities Exchange Act of 1934.

5.2           Exception.  Nothing in Section 5.1 shall restrict Executive’s employment by, or association with, or doing business with an entity, venture or enterprise that engages in a business with a product or service competitive with any product or service of Company or any Affiliate so long as Executive’s employment or association with such entity, venture or enterprise is limited to work that does not directly involve products or services that compete with any product or service offered by Company at the date of Executive’s termination.

5.3           Violation by Executive.  Violation of Section 5.1 by Executive shall subject Executive to those legal and equitable remedies of Company set forth in Article 6.  In addition, Company may seek a restraining order, injunctive relief, and cease making severance payments to Executive until the matter of Executive’s breach of Article 5 is determined.  If it is determined that Executive has breached Article 5, Company shall be relieved of further severance payments to Executive, and Executive shall repay to Company all severance payments previously received.

ARTICLE 6
CERTAIN COMPANY REMEDIES

6.1           Certain Company Remedies.  The parties acknowledge that Company will suffer irreparable harm if Executive breaches Sections 3.3, 4.2, or 5.1 of this Agreement, either during or after its term.  Accordingly, Company shall be entitled to any right or remedy it may have, under this Agreement or otherwise, at law or equity, including but not limited to, an injunction, enjoining or restraining Executive from any violation of Sections 3.3, 4.2, or 5.1 of this Agreement.

6.2           Payment of Fees and Expenses.  If either party initiates or becomes a party to a formal proceeding in law or equity, involving this Agreement, and if either party obtains a substantial portion of the relief requested by that party (the “prevailing party”) as determined by a court of competent jurisdiction, then the non-prevailing party shall pay all of its and the prevailing party’s reasonable costs and expenses, including reasonable attorneys’ fees and expenses, incurred with respect to such proceeding.  If neither party obtains a substantial portion of the relief requested, each shall bear its/his own expenses.

ARTICLE 7
INDEMNIFICATION

7.1           Indemnification.  As to acts or omissions of Executive as a director, officer, employee, or agent of Company, Company shall indemnify Executive, and his legal representatives and heirs, and advance expenses, including litigation costs, as they are incurred to the maximum extent permitted by Section 302A.521 of the Minnesota Business Corporation Act, as such Section may be subsequently amended, subject to any limitations on such indemnification established by Company’s Articles of Incorporation or Bylaws from time to time.

ARTICLE 8
MISCELLANEOUS

8.1           Governing Law.  This Agreement shall be governed according to the laws of the State of Minnesota.

8.2           Successors.  This Agreement is personal to Executive and Executive may not assign or transfer any part of his rights or duties hereunder, or any compensation due to him hereunder, to any other person.  This Agreement may be assigned by Company.

8.3           Waiver.  The waiver by Company or Executive of the breach or nonperformance of any provision of this Agreement by the other party will not operate or be construed as a waiver of any future breach or nonperformance under any provision of this Agreement.

8.4           Notices.  Any and all notices referred to herein shall be deemed properly given only if in writing and delivered personally, by facsimile transmission (with receipt confirmed electronically) or sent postage prepaid, by certified mail, return receipt requested, as follows:

(a)	To Company by notice to the CEO.
(b)
To Executive at his mailing address as it then appears on the records of Company, it being the duty of the Executive to keep Company informed of his current mailing address (or FAX number) at all times.

The date on which notice to Company or Executive shall be deemed to have been given as provided above shall be the date on the certified mail return receipt, if mailed, and the date on which the electronic FAX confirmation is faxed.  Personal delivery to Executive shall be deemed to have occurred on the date notice was delivered to Executive personally or deposited in a mail box or slot or left with security or administrative personnel, at Executive’s residence by a representative of Company or any messenger or delivery service.

8.5           Entire Agreement; Modification.  This Agreement supersedes any and all prior oral and written understandings, if any, between the parties relating to the subject matter of this Agreement.  The parties agree that this Agreement sets forth the entire understanding and agreement between the parties and is the complete and exclusive statement of the terms and conditions thereof, that there are no other written or oral agreements in regard to the subject matter of this Agreement.  This Agreement shall not be changed or modified except by a written document signed by the parties hereto.

8.6      Stock Compensation: Employee shall be entitled to stock options or grants, commensurate with other Multiband executives and pursuant to the rules of any approved Company plan.

IN WITNESS WHEREOF, the parties have executed this Agreement as of April 25, 2011.

MULTIBAND CORPORATION

By:	/s/ James L. Mandel
Its Chief Executive Officer

Steven M. Bell

ATTACHMENT A

DISCLOSURES OF CERTAIN ACTIVITIES PURSUANT TO SECTION 1.3

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